UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission file number: 001-41789

noco-noco Inc.

4 Shenton Way

#04-06 SGX Centre II

Singapore 068807

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On October 10, 2023, noco-noco Inc. (the “Company”), Prime Number Acquisition I Corp. (“PNAC”), Prime Number Capital LLC (“PNCPS”) and WestPark Capital, Inc. (“WestPark”) entered into a payoff letter agreement (the “Payoff Letter”), in connection with: (i) the engagement letter entered into by and among PNAC, PNCPS and WestPark as of October 25, 2022 (the “Financial Advisory Engagement”), (ii) the engagement letter entered into by and between PNAC and PNCPS as of October 25, 2022 (as amended by an amendment dated January 31, 2023 setting forth the compensation therefor, the “Business Combination Advisory Engagement”) and (iii) the placement agent agreement entered into by and between PNAC and PNCPS as of April 30, 2023 (the “Placement Agent Agreement,” together with Financial Advisory Engagement and Business Combination Advisory Engagement, the “Prime Agreements”).

Pursuant to the Payoff Letter, the Company would undertake certain amounts and obligations to PNCPS and WestPark (the “Payoff Amount”) under the Prime Agreements in connection with and as a result of the business combination between noco-noco Pte. Ltd. and PNAC on August 25, 2023 (the “Business Combination”). Each of PNCPS and WestPark agreed to equitize the entire Payoff Amount by subscribing for (including having its designated person subscribe for) such number of the Company’s ordinary shares (the “Payoff Shares”), among others under the Payoff Letter. Upon the execution and delivery of the Payoff Letter, the Prime Agreements were terminated automatically without further force and effect and any claims thereunder should be released.

EXHIBIT INDEX

Exhibit 10.1	–	Payoff Letter dated October 10, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

By:	/s/ Masataka Matsumura
Name:	Masataka Matsumura
Title:	Director and CEO

Date: October 12, 2023